Exhibit 99.1

58.com Announced Appointments of Co-Presidents, Chief People Officer and Deputy Chief Financial Officer

BEIJING, July 3, 2018 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) ("58.com" or the "Company"), China's largest online market place for classifieds, today announced certain key management promotions. Messrs. Jiandong Zhuang and Mingke He have been promoted to Co-President, Ms. Minghui Xiang to Chief People Officer, and Mr. Wei Ye to Deputy Chief Financial Officer.

Mr. Zhuang will continue to manage 58.com’s Housing Business Group (HBG) and Automotive Business Group (ABG), while Mr. He will continue to manage the Company’s Human Resource Group (HRG), Listing Business Group (LBG) and Social Listing Group (SLG). Messrs. Zhuang and He along with Ms. Xiang will report directly to Mr. Jinbo Yao, 58.com’s Chief Executive Officer. Mr. Ye will report directly to Mr. Hao Zhou, 58.com’s Chief Financial Officer.

Mr. Zhuang joined 58.com in September 2007. Most recently, Mr. Zhuang served as the Executive Vice President of 58.com’s Housing Business Group (HBG) and Automotive Business Group (ABG). Prior to that, Mr. Zhuang served as the Senior Vice President of Sales at 58.com and various other managerial roles. From 2005 to 2007, Mr. Zhuang founded and managed Beijing Yingpu Bailian Technology Trading Co., Ltd., a SMS website and wireless service operator. Prior to founding his own company, Mr. Zhuang managed China Unicom CDM operations and sales at Beijing Lianyin Investment Co., Ltd from 2003 to 2004. Mr. Zhuang received a bachelor’s degree in chemistry from Capital Normal University in China.

Mr. He joined 58.com in July 2015. Most recently, Mr. He served as the Senior Vice President of 58.com’s Human Resource Group (HRG), Listing Business Group (LBG) and Social Listing Group (SLG). Prior to that, Mr. He served as the Senior Vice President of Sales in charge of 58.com’s jobs category and local service business. Prior to joining 58.com, Mr. He was the Founder and Chief Executive Officer of Yimian Data from May 2014 to July 2015, Senior Vice President of QVOD Technologies from May 2013 to April 2014, and Vice President of SAIF Partners (Softbank Asia Investment Fund) from 2008 to 2012. Mr. He received a master’s degree in business administration from Stanford University, and a bachelor’s degree in automotive engineering and a master’s degree in management science from Tsinghua University.

Ms. Xiang joined 58.com in June 2011. Ms. Xiang has steadily increased her responsibilities for the Company’s human resources management and corporate culture development. Most recently, Ms. Xiang served as Vice President of Human Resources starting in November 2016. Prior to joining 58.com, Ms. Xiang served as the Deputy Director of Human Resources at Sina.com from 2008 to 2011. Ms. Xiang obtained her bachelor degree in economics from Capital University of Economics and Business in China with a major in human recourse management.

Mr. Ye joined 58.com in October 2015 as Senior Vice President of Finance. Prior to joining 58.com, Mr. Ye was a financial controller at Alcoa’s (now Arconic) North America extrusion operations in Lafayette and Halethorpe from May 2012 to October 2015. From 1995 to 2012, Mr. Ye worked at General Electric Company where he started his career and held various senior financial management positions in both China and United States in GE’s healthcare division. Mr. Ye is a certified public accountant in Illinois and holds a B.A. in economics from Peking University, and an M.B.A from the University of Chicago Booth School of Business.

“I’d like to congratulate Jiandong, Mingke, Minghui and Wei for their promotion. They have demonstrated their capabilities and leadership during their time at 58.com,” commented Mr. Yao. “We will continue to improve our internal organization to ensure the corporate flexibility needed to continue developing our business. We work extremely well together and will benefit from strong and specialized horizontal support teams. I am confident that these promotions will optimize our corporate structure and facilitate the continued innovation that drives our business.”

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com